

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Rebecca Zhao
Chief Financial Officer
U Power Limited
2F, Zuoan 88 A, Lujiazui
Shanghai, People's Republic of China

   Re: U Power Limited
     Draft Registration Statement on Form F-1
     Submitted September 13, 2023
     CIK No. 0001939780

Dear Rebecca Zhao:

  We have reviewed your draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 13, 2023

Risk Factors, page 10

1. Given the Chinese government's significant oversight and discretion over the conduct of your business, please specific cross-reference to your risk factor contained in your Form 20-F that separately highlights the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

 Please contact Alex King at 202-551-8631 or Bradley Ecker at 202-551-4985 with any

Rebecca Zhao
U Power Limited
October 10, 2023
Page 2

other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li